SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ________________

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No. _____________)*


                          First Mutual Bancshares, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    32190E102
                                 (CUSIP Number)

                                 August 6, 2002
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

___________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                    PAGE 2 OF 17


CUSIP No. 32190E102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Endicott Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    79,679
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    79,679
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               79,679
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               1.9%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
               PN
_____________________________________________________________________________

Schedule 13G                                                    PAGE 3 OF 17


CUSIP No. 32190E102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Endicott Partners II, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    98,165
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    98,165
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               98,165
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               2.3%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
               PN
_____________________________________________________________________________

Schedule 13G                                                   PAGE 4 OF 17


CUSIP No. 32190E102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Endicott Offshore Investors, Ltd.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    83,165
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    83,165
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               83,165
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               2.0%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
               CO
_____________________________________________________________________________

Schedule 13G                                                    PAGE 5 OF 17


CUSIP No. 32190E102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               W.R. Endicott, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    79,679
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    79,679
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               79,679
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               1.9%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
               OO
_____________________________________________________________________________

Schedule 13G                                                    PAGE 6 OF 17


CUSIP No. 32190E102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               W.R. Endicott II, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    98,165
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    98,165
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               98,165
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               2.3%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
               OO
_____________________________________________________________________________

Schedule 13G                                                    PAGE 7 OF 17


CUSIP No. 32190E102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Endicott Management Company
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    110,545
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    110,545
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               110,545
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               2.6%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
               CO
_____________________________________________________________________________

Schedule 13G                                                    PAGE 8 OF 17


CUSIP No. 32190E102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Wayne  K. Goldstein (in the capacity described herein)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    288,339
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    288,339
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               288,339
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               6.9%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
               IN
_____________________________________________________________________________

Schedule 13G                                                    PAGE 9 OF 17


CUSIP No. 32190E102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Robert I. Usdan (in the capacity described herein)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    288,339
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    288,339
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               288,339
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               6.9%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
               IN
_____________________________________________________________________________

Schedule 13G                                                    PAGE 10 OF 17


ITEM 1(a).  NAME OF ISSUER:
                First Mutual Bancshares, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                400 108th Avenue N.E., Bellevue, WA, 98004

ITEM 2(a).  NAME OF PERSON FILING:
            (i)    Endicott Partners, L.P., a Delaware limited partnership
                   ("EPLP");
            (ii) Endicott Partners II, L.P., a Delaware limited partnership ("EPII");
            (iii) Endicott Offshore Investors, Ltd., a British Virgin Islands international business company ("EOI");
            (iv) W.R. Endicott, L.L.C., a Delaware limited liability company ("WRE LLC") and general partner of EPLP;
            (v) W.R. Endicott II, L.L.C., a Delaware limited liability company ("WRE II LLC") and general partner of EPII;
            (vi) Endicott Management Company, a Delaware corporation ("Endicott Management") and advisor to EOI and two managed accounts;
            (vii) Wayne K. Goldstein ("Mr. Goldstein"), a Managing Member of WRE LLC and WRE II LLC and Co-President of Endicott Management; and
            (viii) Robert I. Usdan ("Mr. Usdan"), a Managing Member of WRE LLC
                   and WRE II LLC and Co-President of Endicott Management.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business offices of each of: (i) EPLP;
(ii) EPII; (iii) WRE LLC; (iv) WRE II LLC; (v) Endicott Management; (vi) Mr. Goldstein; and (vii) Mr. Usdan is 237 Park Avenue, Suite 801, New York, New York 10017.

            The address of the principal business offices of EOI is c/o Trident Fund Services (B.V.I.) Ltd, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

ITEM 2(c).  CITIZENSHIP:
            EPLP - a Delaware limited partnership
            EPII - a Delaware limited partnership
            EOI - a British Virgin Islands international business company WRE LLC - a Delaware limited liability company
            WRE II LLC - a Delaware limited liability company
            Endicott Management - a Delaware corporation
            Mr. Goldstein - United States
            Mr. Usdan - United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
                 Common Stock, $1.00 par value

ITEM 2(e).  CUSIP NUMBER:
                 32190E102

ITEM 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Schedule 13G                                                    PAGE 11 OF 17


ITEM 4.   OWNERSHIP.

          (a)  Amount Beneficially Owned:
               -------------------------

               EPLP may be deemed to beneficially own 79,679 Shares. EPII may be deemed to beneficially own 98,165 Shares. EOI may be deemed to beneficially own 83,165 Shares.

               WRE LLC may be deemed to beneficially own 79,679 Shares as a result of its voting and dispositive power over the 79,679 Shares held by EPLP. WRE II LLC may be deemed to beneficially own 98,165 Shares as a result of its voting and dispositive power over the 98,165 Shares held by EPII.

               Endicott Management may be deemed to beneficially own 110,545 Shares as a result of its voting and dispositive power over: (i) the 83,165 Shares held by EOI; and (ii) the 27,380 Shares held by two managed accounts.

               Messrs. Goldstein and Usdan may each be deemed to beneficially own 288,389 Shares by virtue of their ultimate voting and dispositive power over: (i) the 79,679 Shares held by EPLP; (ii) the 98,165 Shares held by EPII;
(iii) the 83,165 Shares held by EOI; and (iv) the 27,380 Shares held by the two managed accounts.

          (b)  Percentage Beneficially Owned:
               -----------------------------

               Based on calculations made in accordance with Rule 13d-3(d), and there being 4,190,888 Shares outstanding (5,210,144 Shares outstanding as per press release dated July 23, 2002 less Shares repurchased (1,019,256) from shareholder group disclosed in Form 8-K filed July 30, 2002): (i) EPLP may be deemed to beneficially own approximately 1.9% of the outstanding Shares; (ii) EPII may be deemed to beneficially own approximately 2.3% of the outstanding Shares; (iii) EOI may be deemed to beneficially own approximately 2.0% of the outstanding Shares; (iv) WRE LLC may be deemed to beneficially own approximately 1.9% of the outstanding Shares; (v) WRE II LLC may be deemed to beneficially own approximately 2.3% of the outstanding Shares; (vi) Endicott Management may be deemed to beneficially own approximately 2.6% of the outstanding Shares; (vii) Mr. Goldstein may be deemed to beneficially own approximately 6.9% of the outstanding Shares; and (viii) Mr. Usdan may be deemed to beneficially own approximately 6.9% of the outstanding Shares.

           (c)  Number of Shares as to Which Such Person Has:
                --------------------------------------------

                (i) EPLP may be deemed to have sole power to direct the voting and disposition of the 79,679 Shares it beneficially owns. EPII may be deemed to have sole power to direct the voting and disposition of the 98,165 Shares it beneficially owns. EOI may be deemed to have sole power to direct the voting and disposition of the 83,165 Shares it beneficially owns. WRE LLC may be deemed to have sole power to direct the voting and disposition of the 79,679 Shares it beneficially owns by virtue of the relationships

Schedule 13G                                                    PAGE 12 OF 17


described in Item 2. WRE II LLC may be deemed to have sole power to direct the voting and disposition of the 98,165 Shares it beneficially owns by virtue of the relationships described in Item 2. Endicott Management may be deemed to have sole voting power to direct the voting and disposition of the 110,545 Shares it beneficially owns by virtue of the relationships described in Item 2.

                (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan, may be deemed to share the power to direct the voting and disposition of 288,339 Shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The limited partners and the general partner of EPLP and EPII and the shareholders and advisor of EOI and the shareholders of two managed accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EPLP, EPII, EOI and the two managed accounts in accordance with their ownership interests in such entities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          See Item 2.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G                                                  PAGE 13 OF 17


                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 15, 2002


                                ENDICOTT PARTNERS, L.P.

                                By:   W.R. Endicott, L.L.C.,
                                      its general partner


                                By:   /s/ Wayne K. Goldstein
                                      -------------------------
                                      Name:  Wayne K. Goldstein
                                      Title: Managing Member


                                ENDICOTT PARTNERS II, L.P.

                                By:   W.R. Endicott, L.L.C.,
                                      its general partner


                                By:   /s/ Wayne K. Goldstein
                                      -------------------------
                                      Name:  Wayne K. Goldstein
                                      Title: Managing Member

                                W.R. ENDICOTT, L.L.C.


                                By:   /s/ Wayne K. Goldstein
                                      -------------------------
                                      Name:  Wayne K. Goldstein
                                      Title: Managing Member

                                W.R. ENDICOTT II, L.L.C.


                                By:   /s/ Wayne K. Goldstein
                                      -------------------------
                                      Name:  Wayne K. Goldstein
                                      Title: Managing Member


                                ENDICOTT OFFSHORE INVESTORS, LTD.

                                By:   /s/ Robert I. Usdan
                                      -------------------------
                                      Name:  Robert I. Usdan
                                      Title: Director

Schedule 13G                                                  PAGE 14 OF 17


                                ENDICOTT MANAGEMENT COMPANY

                                By:   /s/ Wayne K. Goldstein
                                      -------------------------
                                      Name:  Wayne K. Goldstein
                                      Title: Co-President



                                /s/ Wayne K. Goldstein
                                -------------------------
                                Wayne K. Goldstein


                                /s/ Robert I. Usdan
                                -------------------------
                                Robert I. Usdan

Schedule 13G                                                  PAGE 15 OF 17


                                  Exhibit Index
                                  -------------


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the
           Securities Exchange Act of 1934, as amended.

Schedule 13G                                                  PAGE 16 OF 17

                                                                       Exhibit 1
                                                                       ---------


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

                  The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of August 15, 2002

                                ENDICOTT PARTNERS, L.P.

                                By:   W.R. Endicott, L.L.C.,
                                      its general partner


                                By:   /s/ Wayne K. Goldstein
                                      -------------------------
                                      Name:  Wayne K. Goldstein
                                      Title: Managing Member


                                ENDICOTT PARTNERS II, L.P.

                                By:   W.R. Endicott, L.L.C.,
                                      its general partner


                                By:   /s/ Wayne K. Goldstein
                                      -------------------------
                                      Name:  Wayne K. Goldstein
                                      Title: Managing Member

                                W.R. ENDICOTT, L.L.C.


                                By:   /s/ Wayne K. Goldstein
                                      -------------------------
                                      Name:  Wayne K. Goldstein
                                      Title: Managing Member


                                W.R. ENDICOTT II, L.L.C.


                                By:   /s/ Wayne K. Goldstein
                                      -------------------------
                                      Name:  Wayne K. Goldstein
                                      Title: Managing Member

Schedule 13G                                                  PAGE 17 OF 17




                                ENDICOTT OFFSHORE INVESTORS, LTD.

                                By:   /s/ Robert I. Usdan
                                      -------------------------
                                      Name:  Robert I. Usdan
                                      Title: Director

                                ENDICOTT MANAGEMENT COMPANY

                                By:   /s/ Wayne K. Goldstein
                                      -------------------------
                                      Name:  Wayne K. Goldstein
                                      Title: Co-President


                                /s/ Wayne K. Goldstein
                                -------------------------
                                Wayne K. Goldstein



                                /s/ Robert I. Usdan
                                -------------------------
                                Robert I. Usdan